NEWS

Sequans Communications
Preliminary Third Quarter 2024 Financial Results

$172 million Strategic Deal Proceeds Received on September 30, 2024; $85 Million of Debt Repaid Subsequent to Quarter End

PARIS - November 5, 2024 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading developer and provider of 5G/4G semiconductors and IoT modules, today announced preliminary financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Summary Preliminary Results Table:

(in US$ millions, except share and per share data)	Q3 2024 (1)	Q2 2024 (1)	Q3 2023
Revenue	$10.1	$9.7	$7.8
Gross profit	$8.3	$8.1	$6.7
Gross margin (%)	82.5%	84.0%	85.8%
Operating income (loss)	$87.0	($3.7)	($7.8)
Net profit (loss)	$72.3	($0.9)	($9.6)
Diluted income (loss) per ADS (2)	$2.61	($0.04)	($0.41)
Non-IFRS diluted income (loss) per ADS (2) (3)	$2.91	($0.23)	($0.29)
Weighted average number of diluted ADS (IFRS) (2)	24,891,762	24,765,063	23,434,530
Weighted average number of diluted ADS (Non-IFRS) (2)	27,675,736	24,765,063	23,434,530
(1) Final results are subject to finalization of the allocation of the Qualcomm transaction proceeds
(2) Reflects the change in ADS to ordinary share ratio effective October 9, 2024
(3) See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Loss includes significant non-cash interest expense, debt amendment and change in value of embedded derivative that are excluded from Non-IFRS measures

"We are excited about our position in the IoT market following the successful closure of our Qualcomm deal, which significantly strengthened our balance sheet," said Georges Karam, CEO of Sequans. "As we look ahead, we anticipate growth in product revenue beginning in the fourth quarter of 2024 and continuing into 2025. With operating expenses targeted to decrease in 2025, we expect to reach breakeven in 2026."

Dr. Karam continued, “Our financial stability ensures that customers can rely on us for their multi-year application deployments, securing our design wins pipeline and accelerating its growth. With proven technology leadership, an experienced team, and a strategic go-to-market approach tailored for the IoT market, we are more confident than ever in our competitive edge, which we intend to maintain with an innovative product strategy that includes enhancements to our existing 4G IoT platforms and the introduction of next-generation 5G RedCap/eRedCap products.”

Q4 2024 Outlook

The following statement is based on management’s current assumptions and expectations. This statement is forward-looking and actual results may differ materially.

Management anticipates approximately 10% sequential growth in Q4 2024. Product revenue is expected to double from Q3, and licensing and services revenue will remain significant, including a licensing component related to the Qualcomm deal.

Third Quarter 2024 Financial Summary:

Sequans reports preliminary third quarter 2024 financial results

Revenue: Revenue was $10.1 million, an increase of 4.2% compared to the second quarter of 2024 and an increase of 29.5% compared to the third quarter of 2023. Product revenue was $2.4 million, flat compared to the second quarter of 2024 and an increase of 144.5% compared to the third quarter of 2023. License and services revenue was $7.7 million, largely driven by the recognition of a portion of the Taurus 5G license to Qualcomm as part of the overall transaction. This compares to $7.2 million in the second quarter primarily related to Monarch 2 manufacturing license agreement announced on June 18, 2024.

Gross margin: Gross margin was 82.5% compared to 84.0% in the second quarter of 2024 and 85.8% in the third quarter of 2023.

Operating profit (loss): Operating profit was $87.0 million compared to operating losses of ($3.7 million) in the second quarter of 2024 and ($7.8 million) in the third quarter of 2023. Operating profit in the third quarter of 2024 includes the net gain on sale of the 4G IP assets to Qualcomm for $152.7 million, partially offset by a $56.6 million loss on the impairment of 5G Taurus assets and operating expenses of $17.5 million.

Net profit (loss): Net profit was $72.3 million, or $2.61 per diluted ADS, compared to net losses of ($0.9 million), or ($0.04) per diluted ADS, in the second quarter of 2024 and ($9.6 million), or ($0.41) per diluted ADS, in the third quarter of 2023.

Non-IFRS profit (loss) and diluted profit (loss) per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value, the effective interest adjustments related to the convertible debt with embedded derivatives and other financings, non-IFRS net profit was $80.5 million, or $2.91 per diluted ADS, compared to non-IFRS net losses of ($5.8 million), or ($0.23) per diluted ADS in the second quarter of 2024, and ($6.8 million), or ($0.29) per diluted ADS, in the third quarter of 2023.

Cash: Cash and cash equivalents at September 30, 2024 totaled $173.6 million compared to $13.1 million at June 30, 2024. Subsequent to September 30, 2024, $85 million in matured convertible debt, related party loans and accrued interest was repaid.

Conference Call Details

Date: Tuesday, November 5, 2024
Time: 8:00 a.m. ET / 14:00 CET
Dial in: U.S. toll-free: 1-800-717-1738
International: +1-646-307-1865
Access: When prompted, provide the event title or access code 1178271

A live and archived webcast of the call will be available from the Investor Relations section of the Sequans website at www.sequans.com/investors/webcasts-and-presentations. An audio replay of the conference call will be available until November 12, 2024, by dialing toll-free 1-844-512-2921 in the U.S. or +1 412-317-6671 from outside the U.S., using the following access coder: 1178271

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Sequans, including the impact of the recently closed Qualcomm strategic transaction on our continuing operations, revenue expectations in Q4 2024 and continuing into 2025 and anticipated breakeven timeline. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, potential adverse reactions or changes to business relationships resulting from the completion of the transaction; significant or unexpected costs, charges or

Sequans reports preliminary third quarter 2024 financial results expenses resulting from the transaction; and negative effects of this announcement or the consummation of the transaction on the market price of Sequans’ ADS and ordinary shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2023, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law. We are still completing the purchase accounting for the recently closed transaction with Qualcomm, which could result in changes to our preliminary third quarter 2024 financial results.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt extensions, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading semiconductor company specialized in wireless cellular technology for the Internet of Things (IoT). Our engineers design and develop innovative, secure, and scalable technologies that power the next generation of connected devices. We offer a wide range of solutions, including chips, modules, IP and services. Our Monarch (NB-IoT/LTE-M), Calliope (LTE Cat 1/Cat 1bis), and Taurus (5G NR) platforms are optimized for IoT, delivering breakthroughs in wireless connectivity, power efficiency, security, and performance.
Established in 2003, Sequans is headquartered in France and has a global presence with offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, and China. Visit Sequans online at www.sequans.com, and follow us on X and Linked-In.

Sequans investor relations: Kim Rogers (USA), +1 385.831.7337, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com

Condensed financial tables follow

Sequans reports preliminary third quarter 2024 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30, 2024 (1)	June 30, 2024	Sept 30, 2023

Revenue :
Product revenue	$2,357	$2,435	$753
License and services revenue	7,723	7,240	7,033
Total revenue	10,080	9,675	7,786
Cost of revenue	(1,767)	(1,547)	(1,105)
Gross profit	8,313	8,128	6,681
Gain on sale of 4G intangible and tangible assets, net	152,719	—	—
Research and development expense	(8,603)	(5,789)	(5,974)
Sales and marketing expense	(3,359)	(3,131)	(2,935)
General and administrative expense	(5,512)	(2,916)	(5,618)
Impairment of Taurus intangible and tangible assets	(56,589)	—	—

Operating profit (loss)	86,969	(3,708)	(7,846)
Financial income (expense):
Interest income (expense), net	(9,294)	(10,806)	(2,802)
Change in fair value of convertible debt derivative	—	39	439
Impact of debt amendment	—	13,620	247
Foreign exchange gain (loss)	(714)	90	513
Profit (Loss) before income taxes	76,961	(765)	(9,449)
Income tax expense	(4,682)	(146)	(104)
Profit (Loss)	$72,279	$(911)	$(9,553)
Attributable to :
Shareholders of the parent	72,279	(911)	(9,553)
Minority interests	—	—	—
Basic income (loss) per ADS	$2.90	($0.04)	($0.41)
Diluted income (loss) per ADS	$2.61	($0.04)	($0.41)
Weighted average number of ADS used for computing:
— Basic (2)	24,891,762	24,765,063	23,434,530
— Diluted (2)	27,675,736	24,765,063	23,434,530
(1) Final results are subject to finalization of the allocation of the Qualcomm deal transaction proceeds
(2) Reflects the change in ADS to ordinary share ratio effective October 9, 2024

Sequans reports preliminary third quarter 2024 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30,
(in thousands of US$, except share and per share amounts)	2024 (1)	2023

Revenue :
Product revenue	$7,260	$4,089
License and services revenue	18,522	24,754
Total revenue	25,782	28,843
Cost of revenue	(5,487)	(5,286)
Gross profit	20,295	23,557
Gain on sale of 4G intangible and tangible assets, net	152,719	—
Research and development expense	(21,005)	(19,808)
Sales and marketing expense	(9,362)	(8,950)
General and administrative expense	(11,330)	(12,024)
Impairment of Taurus intangible and tangible assets	(56,589)	—

Operating profit (loss)	74,728	(17,225)
Financial income (expense):
Interest income (expense), net	(23,418)	(8,113)
Change in fair value of convertible debt derivative	3	3,066
Impact of debt amendment	13,620	247
Foreign exchange gain (loss)	(360)	308
Profit (Loss) before income taxes	64,573	(21,717)
Income tax expense	(4,995)	(1,993)
Profit (Loss)	$59,578	$(23,710)
Attributable to :
Shareholders of the parent	59,578	(23,710)
Minority interests	—	—
Basic income (loss) per ADS	$2.41	($1.08)
Diluted income (loss) per ADS	$2.15	($1.08)
Weighted average number of ADS used for computing:
— Basic (2)	24,768,437	21,893,167
— Diluted (2)	27,648,367	21,893,167
(1) Final results are subject to finalization of the allocation of the Qualcomm deal transaction proceeds
(2) Reflects the change in ADS to ordinary share ratio effective October 9, 2024

Sequans reports preliminary third quarter 2024 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At Dec 31,
(in thousands of US$)	2024 (1)	2023
ASSETS
Non-current assets
Property, plant and equipment	$4,404	$6,815
Intangible assets	4,440	64,300
Available for sale assets	221	—
Deposits and other receivables	3,375	801
Other non-current financial assets	365	360
Total non-current assets	12,805	72,276
Current assets
Inventories	4,147	6,335
Trade receivables	3,439	8,115
Contract assets	131	497
Prepaid expenses	1,221	1,422
Other receivables	17,874	4,839
Research tax credit receivable	8,919	9,983
Cash and cash equivalents	173,583	5,705
Total current assets	209,314	36,896
Total assets	$222,119	$109,172
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 249,928,692 shares authorized, issued and outstanding at September 30, 2024 (246,262,004 shares at December 31, 2023)	$2,918	$2,878
Share premium	14,528	14,568
Other capital reserves	74,060	70,261
Accumulated deficit	(33,784)	(93,362)
Other components of equity	(278)	(416)
Total equity	57,444	(6,071)
Non-current liabilities
Government grant advances, loans and other liabilities	7,110	3,256
Lease liabilities	649	1,645
Provisions	1,576	2,222
Deferred tax liabilities	278	264
Total non-current liabilities	10,477	7,387
Current liabilities
Trade payables	19,794	16,281
Interest-bearing receivables financing	5,280	9,544
Lease liabilities	1,363	1,471
Convertible debt	57,135	52,278
Convertible debt embedded derivative	—	3
Unsecured related party loan	26,537	8,922
Government grant advances and loans	7,822	4,606
Contract liabilities	16,540	5,852
Other current liabilities and provisions	19,727	8,899
Total current liabilities	154,198	107,856
Total equity and liabilities	$222,119	$109,172
(1) Final results are subject to finalization of the allocation of the Qualcomm deal transaction proceeds

Sequans reports preliminary third quarter 2024 financial results

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine months ended Sept 30,
(in thousands of US$)	2024 (1)	2023
Operating activities
Profit (Loss) before income taxes	$64,573	$(21,717)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,736	2,783
Amortization and impairment of intangible assets	60,371	6,125
Share-based payment expense	3,646	5,316
Decrease (increase) in provisions	(578)	79
Interest expense, net	23,418	8,113
Change in the fair value of convertible debt embedded derivative	(3)	(3,066)
Convertible debt amendment	(13,620)	—
Foreign exchange loss	137	173
Gain on disposal of intangible and tangible assets	(157,191)	—
Working capital adjustments
Decrease in trade receivables and other receivables	4,715	1,009
Decrease in inventories	2,188	839
Increase in research tax credit receivable	(1,932)	(1,727)
Increase in trade payables and other liabilities	6,579	5,198
Decrease (increase) in contract liabilities	10,967	(5,356)
Decrease (increase) in government grant advances	2,942	(364)
Income tax paid	(497)	(1,561)
Net cash flow from (used in) operating activities	8,451	(4,403)
Investing activities
Purchase of intangible assets and property, plant and equipment	(1,438)	(3,401)
Capitalized development expenditures	(16,428)	(17,382)
Proceeds from sale of intangible assets	165,391	—
Sale (Purchase) of financial assets	(205)	26
Decrease of short-term deposit	—	5,000
Interest received	121	174
Net cash flow from (used in) investing activities	147,441	(15,583)
Financing activities
Repayment of interest-bearing receivables financing	(285)	(1,069)
Proceeds from loans	14,000	—
Proceeds from interest-bearing research project financing	934	545
Payment of lease liabilities	(1,134)	(998)
Repayment of government loans	(680)	(1,126)
Repayment of interest-bearing research project financing	(266)	(693)
Interest paid	(591)	(1,052)
Net cash flows from financing activities	11,978	21,073
Net increase (decrease) in cash and cash equivalents	167,870	1,087
Net foreign exchange difference	8	(18)
Cash and cash equivalents at January 1	5,705	5,671
Cash and cash equivalents at end of the period	173,583	6,740
(1) Final results are subject to finalization of the allocation of the Qualcomm deal transaction proceeds

Sequans reports preliminary third quarter 2024 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Sept 30, 2024 (3)	June 30, 2024	Sept 30, 2023
Net IFRS gain (loss) as reported	$72,279	$(911)	$(9,553)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	682	1,847	1,757
Non-cash change in the fair value of convertible debt embedded derivative	—	(39)	(439)
Non-cash interest on convertible debt and other financing (2)	7,510	6,972	1,709
Non-cash impact of convertible debt amendment	—	(13,620)	(247)
Non-IFRS gain (loss) adjusted	$80,471	$(5,751)	$(6,773)
IFRS basic gain (loss) per ADS as reported (4)	$2.90	($0.04)	($0.41)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.07	$0.07
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	$0.00	($0.02)
Non-cash interest on convertible debt and other financing (2)	$0.30	$0.29	$0.07
Non-cash impact of convertible debt amendment	$0.00	($0.55)	$0.00
Non-IFRS basic gain (loss) per ADS (4)	$3.23	($0.23)	($0.29)
IFRS diluted gain (loss) per ADS (4)	$2.61	($0.04)	($0.41)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.07	$0.07
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	$0.00	($0.02)
Non-cash interest on convertible debt and other financing (2)	$0.28	$0.29	$0.07
Non-cash impact of convertible debt amendment	$0.00	($0.55)	$0.00
Non-IFRS diluted gain (loss) per ADS (4)	$2.91	($0.23)	($0.29)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$22	$27	$24
Research and development	(333)	509	481
Sales and marketing	355	435	393
General and administrative	638	876	859
(2) Related to the difference between contractual and effective interest rates
(3) Final results are subject to finalization of the allocation of the Qualcomm deal transaction proceeds
(4) Reflects the change in ADS to ordinary share ratio effective October 9, 2024

Sequans reports preliminary third quarter 2024 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Nine months ended Sept 30,
	2024 (3)	2023
Net IFRS gain (loss) as reported	$59,578	$(23,710)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	3,646	5,316
Non-cash change in the fair value of convertible debt embedded derivative	(3)	(3,066)
Non-cash interest on convertible debt and other financing (2)	16,315	4,823
Non-cash impact of deferred tax income (loss)	—	—
Impact of debt reimbursement	—	—
Non-cash impact of convertible debt amendment	(13,620)	(247)
Non-IFRS gain (loss) adjusted	$65,916	$(16,884)
IFRS basic gain (loss) per ADS as reported (4)	$2.41	($1.08)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.15	$0.24
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	($0.14)
Non-cash interest on convertible debt and other financing (2)	$0.66	$0.22
Non-cash impact of deferred tax income (loss)	$0.00	$0.00
Impact of debt reimbursement	$0.00	$0.00
Non-cash impact of convertible debt amendment	($0.56)	($0.01)
Non-IFRS basic gain (loss) per ADS (4)	$2.66	($0.77)
IFRS diluted gain (loss) per ADS (4)	$2.15	($1.08)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.13	$0.24
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	($0.14)
Non-cash interest on convertible debt and other financing (2)	$0.59	$0.22
Non-cash impact of deferred tax income (loss)	$0.00	$0.00
Impact of debt reimbursement	$0.00	$0.00
Non-cash impact of convertible debt amendment	($0.49)	($0.01)
Non-IFRS diluted gain (loss) per ADS (4)	$2.38	($0.77)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$66	$83
Research and development	494	1,439
Sales and marketing	1,033	1,101
General and administrative	2,053	2,693
(2) Related to the difference between contractual and effective interest rates
(3) Final results are subject to finalization of the allocation of the Qualcomm deal transaction proceeds
(4) Reflects the change in ADS to ordinary share ratio effective October 9, 2024